November 2, 2018

Charles H. Protell
Chief Financial Officer
Golden Entertainment, Inc.
6595 S. Jones Boulevard
Las Vegas, NV 89118

       Re: Golden Entertainment, Inc.
           Form 10-K for the Year Ended December 31, 2017
           File No. 000-24993

Dear Mr. Protell:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure